Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209762

Prospectus

The Blackstone Group L.P.

4,788,992 Common Units

Representing Limited Partner Interests

The Blackstone Group L.P. may issue from time to time up to 4,788,992 common units representing limited partner interests to holders of Blackstone Holdings partnership units upon exchange of up to an equal number of Blackstone Holdings partnership units.

“Blackstone Holdings” is a collective reference to Blackstone Holdings I L.P., Blackstone Holdings AI L.P., Blackstone Holdings II L.P., Blackstone Holdings III L.P. and Blackstone Holdings IV L.P., and the terms “Blackstone Holdings partnership unit” or “partnership unit in/of Blackstone Holdings” refer collectively to a partnership unit in each of the Blackstone Holdings partnerships. The Blackstone Group L.P. conducts all of its material business activities through Blackstone Holdings and, through wholly-owned subsidiaries, is the sole general partner of each of the Blackstone Holdings partnerships. The Blackstone Holdings partnership units that may be exchanged for common units covered by this prospectus were issued on February 24, 2015 in exchange for certain equity interests held by the former owners of GSO Capital Partners LP and certain of its affiliates and were not permitted to be exchanged prior to the first anniversary of their issuance.

As required by a registration rights agreement with holders of Blackstone Holdings partnership units, we are registering the issuance of our common units to permit holders of Blackstone Holdings partnership units who exchange their partnership units to sell without restriction in the open market or otherwise any of our common units that they receive upon exchange.

We will not receive any cash proceeds from the issuance of any of our common units upon an exchange of Blackstone Holdings partnership units, although we will acquire the Blackstone Holdings partnership units exchanged for our common units that we issue to an exchanging holder.

Our common units representing limited partner interests are listed on the New York Stock Exchange under the symbol “BX.” The last reported sale price of our common units on March 10, 2016 was $27.37 per common unit.

Investing in our common units involves risks. Limited partnerships are inherently different than corporations. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 10, 2016

We have not authorized anyone to provide you with information or to make any representations about anything not contained in this prospectus or the documents incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. We are offering to sell, and seeking offers to buy, only our common units covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the common units.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

In this prospectus, references to “Blackstone,” the “Partnership,” “we,” “us” or “our” refer to The Blackstone Group L.P. and its consolidated subsidiaries. Unless the context otherwise requires, references in this prospectus to the ownership of Mr. Stephen A. Schwarzman, our founder, and other Blackstone personnel include the ownership of personal planning vehicles and family members of these individuals.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of 4,788,992 common units representing limited partner interests.

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BLACKSTONE

Blackstone is a leading global alternative asset manager, with Total Assets Under Management of $336.4 billion as of December 31, 2015. As stewards of public funds, we look to drive outstanding results for our investors and clients by deploying capital and ideas to help businesses succeed and grow. Our alternative asset management businesses include investment vehicles focused on private equity, real estate, hedge fund solutions, non-investment grade credit, secondary funds and other multi-asset class strategies. We historically also provided a wide range of financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory, capital markets and fund placement services. In October 2015, however, we completed the previously-announced spin-off of these businesses, other than our capital markets services business, which was retained.

All of Blackstone’s businesses use a solutions oriented approach to drive better performance. We believe our scaled, diversified businesses, coupled with our long track record of investment performance, proven investment approach and strong client relationships, position us to continue to perform well in a variety of market conditions, expand our assets under management and add complementary businesses.

Two of our primary limited partner constituencies are public pension and corporate funds. As a result, to the extent our funds perform well, it supports a better retirement for millions of pensioners.

In addition, because we are a global firm with a footprint on nearly every continent, our investments can make a difference around the world. We are committed to making our family of companies stronger in ways that can have transformative impacts on local economies.

As of December 31, 2015, we had 104 senior managing directors and employed approximately 790 other investment and advisory professionals at our headquarters in New York and in 20 other cities around the world. We believe hiring, training and retaining talented individuals coupled with our rigorous investment process has supported our excellent investment record over many years. This record in turn has allowed us to successfully and repeatedly raise additional assets from an increasingly wide variety of sophisticated investors.

The Blackstone Group L.P. was formed in Delaware on March 12, 2007. Our principal executive offices are located at 345 Park Avenue, New York, New York 10154, and our telephone number is (212) 583-5000.

RISK FACTORS

The exchange of your Blackstone Holdings partnership units for our common units involve various risks. You should carefully consider each of the risks described in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 26, 2016, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, and all of the other information included or incorporated by reference in this prospectus when exchanging your Blackstone Holdings partnership units for our common units.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015 and in this prospectus, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report and in our other periodic filings. The forward-looking statements speak only as of the date of this prospectus, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of any of our common units pursuant to this prospectus, although we will acquire the Blackstone Holdings partnership units exchanged for our common units that we may issue to an exchanging holder.

EXCHANGE OF BLACKSTONE HOLDINGS PARTNERSHIP UNITS

In connection with our reorganization and IPO, we entered into an exchange agreement with the holders of partnership units in Blackstone Holdings (other than our wholly-owned subsidiaries). On February 24, 2015, the Blackstone Holdings partnership units that may be exchanged for common units covered by this prospectus (“covered Blackstone Holdings partnership units”) were issued in exchange for certain equity interests held by the former owners of GSO Capital Partners LP and certain of its affiliates. Under the exchange agreement, subject to the vesting and minimum retained ownership requirements and transfer restrictions set forth in the partnership agreements of the Blackstone Holdings partnerships, each such holder of Blackstone Holdings partnership units (and certain transferees thereof) may up to four times each year (subject to the terms of the exchange agreement) exchange these partnership units for The Blackstone Group L.P. common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications, provided that the covered Blackstone Holdings partnership units were not entitled to be exchanged prior to the first anniversary of their issuance. Under the exchange agreement, to effect an exchange a holder of partnership units in Blackstone Holdings must simultaneously exchange one partnership unit in each of the Blackstone Holdings partnerships. As a holder exchanges its Blackstone Holdings partnership units, our indirect interest in the Blackstone Holdings partnerships will be correspondingly increased.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including its owners) on the one hand, and our partnership and our limited partners, on the other hand.

Whenever a potential conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that reduce and eliminate our general partner’s duties (including fiduciary duties) to the common unitholders. Our partnership agreement also restricts the remedies available to common unitholders for actions taken that without those limitations might constitute breaches of duty (including fiduciary duties).

Under our partnership agreement, our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our common unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•

approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee or our common unitholders. If our general partner does not seek approval from the conflicts committee or our common unitholders and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that in making its decision the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us or any other person bound by the partnership agreement, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. Our partnership agreement provides that our general partner will be conclusively presumed to be acting in good faith if our general partner subjectively believes that the decision made or not made is in the best interests of the partnership.

The standards set forth in the four bullet points above establish the procedures by which conflict of interest situations are to be resolved pursuant to our partnership agreement. These procedures benefit our general partner by providing our general partner with significant flexibility with respect to its ability to make decisions and pursue actions involving conflicts of interest. Given the significant flexibility afforded our general partner to resolve conflicts of interest—including that our general partner has the right to determine not to seek the approval of the common unitholders with respect to the resolution of such conflicts—the general partner may resolve conflicts of interest pursuant to the partnership agreement in a manner that common unitholders may not believe to be in their or in our best interests. Neither our common unitholders nor we will have any recourse against our general partner if our general partner satisfies one of the standards described in the four bullet points above.

In addition to the provisions relating to conflicts of interest, our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or otherwise applicable law. For example, our partnership agreement provides that when our general partner, in its capacity as our general partner, is permitted to or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable,” then our general partner will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any limited partners and will not be subject to any different standards imposed by the partnership agreement, the Delaware Limited Partnership Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law. Hence, we and our common unitholders will only have recourse and be able to seek remedies against our general partner if our general partner breaches its obligations pursuant to our partnership agreement. Unless our general partner breaches its obligations pursuant to our partnership agreement, we and our common unitholders will not have any recourse against our general partner even if our general partner were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our partnership agreement, our partnership agreement provides that our general partner and its officers and directors will not be liable to us or our common unitholders for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct. These modifications are detrimental to the common unitholders because they restrict the remedies available to common unitholders for actions that without those limitations might constitute breaches of duty (including fiduciary duty).

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of adjusted cash flow from operations to our common unitholders.

The amount of adjusted cash flow from operations that is available for distribution to our common unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of cash expenditures, including those relating to compensation;

•	amount and timing of investments and dispositions;

•	indebtedness;

•	tax matters;

•	reserves; and

•	issuance of additional partnership interests.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our common unitholders. The partnership agreement of The Blackstone Group L.P. provides that we and our subsidiaries may borrow funds from our general partner and its affiliates on terms that are fair and reasonable to us, provided however that such borrowings will be deemed to be fair and reasonable if (1) they are approved in accordance with the terms of the partnership agreement, (2) the terms are no less favorable to us than those generally being provided to or available from unrelated third parties or (3) the terms are fair and reasonable to us, taking into account the totality of the relationship between the parties involved (including other transactions that may be or have been particularly favorable or advantageous to us).

We will reimburse our general partner and its affiliates for expenses.

We are managed and operated by our general partner. Our general partner will not have any business activities other than managing and operating us. We will reimburse our general partner and its affiliates for all costs incurred in managing and operating us, and our partnership agreement provides that our general partner will determine the expenses that are allocable to us. Although there are no ceilings on the expenses for which we will reimburse our general partner and its affiliates, the expenses to which they may be entitled to reimbursement from us, such as director fees, are expected to be immaterial.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner, its assets or its owners. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates on the other, will not grant to the common unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine in its sole discretion any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us on the one hand, and our general partner and its affiliates on the other, are or will be the result of arm’s-length negotiations.

Our general partner will determine the terms of any of these transactions entered into after this offering on terms that are fair and reasonable to us.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. See “Material Provisions of The Blackstone Group L.P. Partnership Agreement—Limited Call Right”.

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the conflicts committee, and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units in the event of a conflict of interest between our general partner and its affiliates on the one hand, and us or the holders of our common units on the other, depending on the nature of the conflict, but are not required to do so.

Our general partner’s affiliates may compete with us.

The partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Except as provided in the non-competition and non-solicitation agreements to which our senior managing directors are subject, affiliates of the general partner, including its owners, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Certain of our subsidiaries have obligations to investors in our investment funds that may conflict with your interests.

Our subsidiaries that serve as the general partners of our investment funds have fiduciary and contractual obligations to the investors in those funds. As a result, we expect to regularly take actions with respect to the allocation of investments among our investment funds (including funds that have different fee structures), the purchase or sale of investments in our investment funds, the structuring of investment transactions for those funds, otherwise that comply with these fiduciary and contractual obligations. In addition, our senior managing directors have made personal investments in a variety of our investment funds, which may result in conflicts of interest among investors in our funds or our common unitholders regarding investment decisions for these funds. Some of these actions might at the same time adversely affect our near-term results of operations or cash flow.

U.S. federal income tax considerations of our senior managing directors may conflict with your interests.

Because our senior managing directors hold their Blackstone Holdings partnership units directly or through entities that are not subject to corporate income taxation and The Blackstone Group L.P. holds Blackstone Holdings partnership units through wholly-owned subsidiaries, some of which are subject to corporate income taxation, conflicts may arise between our senior managing directors and The Blackstone Group L.P. relating to the selection and structuring of investments. Our limited partners will be deemed to expressly acknowledge that our general partner is under no obligation to consider the separate interests of our limited partners (including without limitation the tax consequences to limited partners) in deciding whether to cause us to take (or decline to take) any actions.

Fiduciary Duties

Our general partner is accountable to us and our common unitholders as a fiduciary. Fiduciary duties owed to common unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Limited Partnership Act, provides that Delaware limited partnerships may in their partnership agreements expand, restrict or eliminate the duties (including fiduciary duties) otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying, restricting and eliminating the duties (including fiduciary duties) that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without these modifications, the general partner’s ability to make decisions involving conflicts of interest would be restricted. These modifications are detrimental to the common unitholders because they restrict the remedies available to common unitholders for actions that without those limitations might constitute breaches of duty (including fiduciary duty), as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. In the absence of a provision in a partnership agreement providing otherwise, the duty of care would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. In the absence of a provision in a partnership agreement providing otherwise, the duty of loyalty would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction that is not in the best interests of the partnership where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner, in its capacity as our general partner, is permitted to or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable,” then our general partner will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any limited partners, and will not be subject to any different standards imposed by the partnership agreement, the Delaware Limited Partnership Act or under any other law, rule or regulation or in equity. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the common unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Special provisions regarding affiliated transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of common unitholders and that are not approved by the conflicts committee of the board of directors of our general partner or by our common unitholders must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee or our common unitholders and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that in making its decision the board of directors, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership or any other person bound by the partnership agreement, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of common unitholders	The Delaware Limited Partnership Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third-party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Limited Partnership Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a common unitholder to sign the partnership agreement does not render the partnership agreement unenforceable against that person.

We have agreed to indemnify our general partner and any of its affiliates and any member, partner, tax matters partner, officer, director, employee, agent, fiduciary or trustee of our partnership, our general partner or any of our affiliates and certain other specified persons, to the fullest extent permitted by law, against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts incurred by our general partner or these other persons. We have agreed to provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We have also agreed to provide this indemnification for criminal proceedings. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. See “Material Provisions of The Blackstone Group L.P. Partnership Agreement—Indemnification”.

DESCRIPTION OF COMMON UNITS

Common Units

Our common units represent limited partner interests in us. The holders of our common units are entitled to participate in our distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of our common units in and to our distributions, see “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Cash Distribution Policy” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 26, 2016 and incorporated by reference in this prospectus. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see “Material Provisions of The Blackstone Group L.P. Partnership Agreement”.

Unless our general partner determines otherwise, we will issue all our common units in uncertificated form.

Transfer of Common Units

By acceptance of the transfer of our common units in accordance with our partnership agreement, each transferee of our common units will be admitted as a common unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our common units:

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	will become bound by the terms of, and will be deemed to have agreed to be bound by, our partnership agreement;

•

gives the consents, approvals, acknowledgements and waivers set forth in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. A beneficial holder’s rights are limited solely to those that it has against the record holder as a result of any agreement between the beneficial owner and the record holder.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the registrar and transfer agent for our common units. You may contact the registrar and transfer agent at 6201 15th Avenue, Brooklyn, New York 11219.

MATERIAL PROVISIONS OF THE BLACKSTONE GROUP L.P.

PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the Amended and Restated Agreement of Limited Partnership of The Blackstone Group L.P. The Amended and Restated Agreement of Limited Partnership of The Blackstone Group L.P. is filed as an exhibit to the registration statement of which this prospectus forms a part, and is referred to in this prospectus as our partnership agreement. The partnership agreement is included in this prospectus as Appendix A, and the following summary is qualified in its entirety by reference thereto.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to transfer of common units, see “Description of Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, see “Certain United States Federal Tax Considerations”.

General Partner

Our general partner, Blackstone Group Management L.L.C., will manage all of our operations and activities. Our general partner is authorized in general to perform all acts that it determines to be necessary or appropriate to carry out our purposes and to conduct our business. Our partnership agreement provides that our general partner in managing our operations and activities will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any limited partners, and will not be subject to any different standards imposed by the partnership agreement, the Delaware Limited Partnership Act or under any other law, rule or regulation or in equity. Blackstone Group Management L.L.C. is wholly-owned by our senior managing directors and controlled by our founders. Our common unitholders have only limited voting rights on matters affecting our business and therefore have limited ability to influence management’s decisions regarding our business. The voting rights of our common unitholders are limited as set forth in our partnership agreement and in the Delaware Limited Partnership Act. For example, our general partner may generally make amendments to our partnership agreement or certificate of limited partnership without the approval of any common unitholder as set forth under “—Amendment of the Partnership Agreement—No Limited Partner Approval”.

Organization

We were formed on March 12, 2007 and have a perpetual existence.

Purpose

Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Power of Attorney

Each limited partner, and each person who acquires a limited partner interest in accordance with our partnership agreement, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance, dissolution or termination. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement and certificate of limited partnership, in each case in accordance with our partnership agreement.

Capital Contributions

Our common unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability”.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Limited Partnership Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Limited Partnership Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined however that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner,

•	to approve some amendments to our partnership agreement, or

•	to take other action under our partnership agreement,

constituted “participation in the control” of our business for the purposes of the Delaware Limited Partnership Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Limited Partnership Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Limited Partnership Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Limited Partnership Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Limited Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Limited Partnership Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Limited Partnership Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Moreover, if it were determined that we were conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We intend to operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

In accordance with the Delaware Limited Partnership Act and the provisions of our partnership agreement, we may also issue additional partnership interests that have designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the common units.

Distributions

Distributions will be made to the partners pro rata according to the percentages of their respective partnership interests. See “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Cash Distribution Policy” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 26, 2016 and incorporated by reference in this prospectus.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. To adopt a proposed amendment, other than the amendments that require limited partner approval discussed below, our general partner must seek approval of a majority of our outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. On any matter that may be submitted for a vote of our common unitholders, our existing owners will indirectly hold special voting units in The Blackstone Group L.P. that provide them with an aggregate number of votes that is equal to the aggregate number of vested and unvested Blackstone Holdings partnership units held by the limited partners of Blackstone Holdings on the relevant record date and entitle them to participate in the vote on the same basis as our common unitholders. See “—Meetings; Voting”.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected, or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding voting units.

No Limited Partner Approval

Our general partner may generally make amendments to our partnership agreement or certificate of limited partnership without the approval of any limited partner to reflect:

(1) a change in the name of the partnership, the location of the partnership’s principal place of business, the partnership’s registered agent or its registered office,

(2) the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement,

(3) a change that our general partner determines is necessary or appropriate for the partnership to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or other jurisdiction or to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes,

(4) an amendment that our general partner determines to be necessary or appropriate to address certain changes in U.S. federal income tax regulations, legislation or interpretation,

(5) an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our general partner or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the 1940 Act, the Advisers Act or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor,

(6) an amendment that our general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership securities or options, rights, warrants or appreciation rights relating to partnership securities,

(7) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone,

(8) an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other business combination agreement that has been approved under the terms of our partnership agreement,

(9) any amendment that in the sole discretion of our general partner is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our partnership agreement,

(10) a change in our fiscal year or taxable year and related changes,

(11) a merger with or conversion or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conversion or conveyance other than those it receives by way of the merger, conversion or conveyance,

(12) an amendment effected, necessitated or contemplated by an amendment to any partnership agreement of the Blackstone Holdings partnerships that requires unitholders of any Blackstone Holdings partnership to provide a statement, certification or other proof of evidence regarding whether such unitholder is subject to U.S. federal income taxation on the income generated by the Blackstone Holdings partnerships, or

(13) any other amendments substantially similar to any of the matters described in (1) through (12) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if those amendments, in the discretion of our general partner:

(1) do not adversely affect our limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

(2) are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state or non-U.S. agency or judicial authority or contained in any federal or state or non-U.S. statute (including the Delaware Limited Partnership Act),

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading,

(4) are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement, or

(5) are required to effect the intent expressed in the registration statement of which this prospectus forms a part or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—No Limited Partner Approval” should occur. No other amendments to our partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described under “—Merger, Sale or Other Disposition of Assets”) will become effective without the approval of holders of at least 90% of the outstanding common units, unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under the Delaware Limited Partnership Act of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a majority of the voting power of our outstanding voting units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. However, our general partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets (including for the benefit of persons other than us or our subsidiaries) without that approval. Our general partner may also sell all or substantially all of our assets under any forced sale of any or all of our assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in our partnership agreement are satisfied, our general partner may convert or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The common unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or the Delaware Limited Partnership Act in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Election to be Treated as a Corporation

If our general partner determines that it is no longer in our best interests to continue as a partnership for U.S. federal income tax purposes, our general partner may elect to treat us as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of a majority of the voting power of our outstanding voting units,

(2) there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Limited Partnership Act,

(3) the entry of a decree of judicial dissolution of us pursuant to the Delaware Limited Partnership Act, or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of general partner interests or withdrawal or removal of our general partner following approval and admission of a successor, in each case in accordance with our partnership agreement.

Upon a dissolution under clause (4), the holders of a majority of the voting power of our outstanding voting units may also elect, within specific time limitations, to continue our business without dissolution on the same terms and conditions described in the partnership agreement by appointing as a successor general partner an individual or entity approved by the holders of a majority of the voting power of the outstanding voting units, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner, and

(2) neither we nor any successor limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or appropriate in its judgment, liquidate our assets and apply the proceeds of the liquidation first, to discharge our liabilities as provided in the partnership agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our assets would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as the general partner prior to June 30, 2017 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates (including us), and furnishing an opinion of counsel regarding tax and limited liability matters. On or after June 30, 2017, our general partner may withdraw as general partner without first obtaining approval of any common unitholder by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the foregoing, our general partner may withdraw at any time without common unitholder approval upon 90 days’ advance notice to the limited partners if at least 50% of the outstanding common units are beneficially owned or owned of record or controlled by one person and its affiliates other than our general partner and its affiliates.

Upon the withdrawal of our general partner under any circumstances, the holders of a majority of the voting power of our outstanding voting units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the voting power of our outstanding voting units agree in writing to continue our business and to appoint a successor general partner. See “—Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of at least 66-2/3% of the outstanding voting units and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of our outstanding voting units. As of the date of this prospectus, our existing owners have sufficient voting power in any vote of our unitholders to prevent the removal of our general partner. See “—Meetings; Voting” below.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we are required to reimburse the departing general partner for all amounts due the departing general partner, including without limitation all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interests

Except for transfer by our general partner of all, but not less than all, of its general partner interests in us to another entity as part of the merger or consolidation of our general partner with or into another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2017 without the approval of the holders of at least a majority of the voting power of our outstanding voting units, excluding voting units held by our general partner and its affiliates. On or after June 30, 2017, our general partner may transfer all or any part of its general partner interest without first obtaining approval of any common unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability matters. At any time, the members of our general partner may sell or transfer all or part of their limited liability company interests in our general partner without the approval of the common unitholders.

Limited Call Right

If at any time less than 10% of the then issued and outstanding limited partner interests of any class (other than special voting units), including our public common units, are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

(1) the current market price as of the date three days before the date the notice is mailed, and

(2) the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a common unitholder of the exercise of this call right are the same as a sale by that common unitholder of his common units in the market. See “Certain United States Federal Tax Considerations—United States Taxes—Consequences to U.S. Holders of Common Units”.

Sinking Fund; Preemptive Rights

We have not established a sinking fund and we have not granted any preemptive rights with respect to our limited partner interests.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of The Blackstone Group L.P. common units then outstanding, record holders of common units (other than Beijing Wonderful Investments Ltd., an investment vehicle established by the People’s Republic of China with respect to its foreign exchange reserve, and its affiliates, which are not entitled to voting rights in respect of any of their common units) or of the special voting units to be issued to holders of Blackstone Holdings partnership units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters as to which holders of limited partner interests have the right to vote or to act.

Except as described below regarding a person or group owning 20% or more of The Blackstone Group L.P. common units then outstanding, each record holder of a common unit of The Blackstone Group L.P. (other than Beijing Wonderful Investments and its affiliates, which are not entitled to voting rights in respect of any of their common units) is entitled to a number of votes equal to the number of common units held.

In addition, we will issue special voting units indirectly to our existing owners that provide them with an aggregate number of votes that is equal to the aggregate number of vested and unvested Blackstone Holdings partnership units held by the limited partners of Blackstone Holdings on the relevant record date and entitle them to participate in the vote on the same basis as our common unitholders. We will initially issue a single special voting unit to Blackstone Partners L.L.C., an entity wholly-owned by our senior managing directors, that provides it with an aggregate number of votes that is equal to the aggregate number of vested and unvested Blackstone Holdings partnership units held by the limited partners of Blackstone Holdings on the relevant record date. (Our senior managing directors have agreed in the limited liability company agreement of Blackstone Partners that our founders will have the power to determine how the special voting unit held by Blackstone Partners will be voted. Actions by our founders in this regard must be taken with such founders’ unanimous approval. Following the withdrawal, death or disability of our founders (and any successor founders), this power will revert to the members of Blackstone Partners holding a majority in interest in that entity). If Blackstone Partners directs us to do so, we will issue special voting units to each of the limited partners of Blackstone Holdings, whereupon each special voting unitholder will be entitled to a number of votes that is equal to the number of vested and unvested Blackstone Holdings partnership units held by such special voting unitholder on the relevant record date. We refer to our common units (other than common units beneficially owned by Beijing Wonderful Investments or its affiliates, which are not entitled to voting rights in respect of any of their common units) and our special voting units as “voting units.” If the ratio at which Blackstone Holdings partnership units are exchangeable for our common units changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement”, the number of votes to which the holders of the special voting units are entitled will be adjusted accordingly. Additional limited partner interests having special voting rights could also be issued. See “—Issuance of Additional Securities” above.

In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of partners in respect of other limited partner interests are cast. Our general partner does not anticipate that any meeting of common unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting, without a vote and without prior notice if consents in writing describing the action so taken are signed by limited partners owning not less than the minimum percentage of the voting power of the outstanding limited partner interests that would be necessary to authorize or take that action at a meeting. Meetings of the limited partners may be called by our general partner or by limited partners owning at least 50% or more of the voting power of the outstanding limited partner interests of the class for which a meeting is proposed. Common unitholders may vote either in person or by proxy at meetings. The holders of a majority of the voting power of the outstanding limited partner interests of the class for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the limited partners requires approval by holders of a greater percentage of such limited partner interests, in which case the quorum will be the greater percentage.

However, if at any time any person or group (other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of any class of The Blackstone Group L.P. common units then outstanding, that person or group will lose voting rights on all of its common units and the common units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of common unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

No Voting Rights for Beijing Wonderful Investments

Beijing Wonderful Investments and its affiliates will have no voting rights whatsoever with respect to their common units, including any voting rights that may otherwise exist under our partnership agreement, under the Delaware Limited Partnership Act, at law, in equity or otherwise. However, unaffiliated third party transferees of common units from Beijing Wonderful Investments or its affiliates shall have the same voting rights with respect to such common units as the investors in this offering will have.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except pursuant to Section 17–607 as described under “—Limited Liability” above, pursuant to Section 17–804 of the Delaware Limited Partnership Act (which relates to the liability of a limited partner who receives a distribution of assets upon the winding up of a limited partnership and who knew at the time of such distribution that it was in violation of this provision) or as set forth in the partnership agreement, the common units will be fully paid and non-assessable.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that in the determination of our general partner create a substantial risk of cancellation or forfeiture of any property in which the partnership has an interest because of the nationality, citizenship or other related status of any limited partner, we may redeem the common units held by that limited partner at their current market price. To avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines, with the advice of counsel, after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•

any person who is or was a member, partner, tax matters partner, officer, director, employee, agent, fiduciary or trustee of us or our subsidiaries, the general partner or any departing general partner or any affiliate of us or our subsidiaries, the general partner or any departing general partner;

•

any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person; or

•	any person designated by our general partner.

We have agreed to provide this indemnification to the extent such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the partnership, and, with respect to any alleged conduct resulting in a criminal proceeding against such person, he or she had no reasonable cause to believe that his or her conduct was unlawful. We have also agreed to provide this indemnification for criminal proceedings. Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Books and Reports

Our general partner is required to keep appropriate books of the partnership’s business at our principal offices or any other place designated by our general partner. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our year ends on December 31 each year.

We will make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also make available summary financial information within 90 days after the close of each quarter. Under our partnership agreement, we will be deemed to have made such annual reports and quarterly financial information available to each record holder of common units if we have either (i) filed the report or information with the SEC via its Electronic Data Gathering, Analysis and Retrieval system and such report or information is publicly available on such system or (ii) made such report or information available on any publicly available website maintained by us.

As soon as reasonably practicable after the end of each fiscal year, we will furnish to each partner tax information (including Schedule K–1), which describes on a U.S. dollar basis such partner’s share of our income, gain, loss and deduction for our preceding taxable year. It may require longer than 90 days after the end of our fiscal year to obtain the requisite information from all lower-tier entities so that K–1s may be prepared for The Blackstone Group L.P. For this reason, holders of common units who are U.S. taxpayers should anticipate the need to file annually with the U.S. Internal Revenue Service (the “IRS”) (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. In addition, it is possible that common unitholders will be required to file amended income tax returns as a result of adjustments to items on the corresponding income tax returns of the Partnership. In addition, each partner will be required to report for all tax purposes consistently with the information provided by us. See “Certain United States Federal Tax Considerations—United States Taxes—Administrative Matters— Information Returns”.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

•	promptly after becoming available, a copy of our U.S. federal, state and local income tax returns; and

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

COMPARISON OF OWNERSHIP OF BLACKSTONE HOLDINGS PARTNERSHIP UNITS AND BLACKSTONE GROUP L.P. COMMON UNITS

The table below highlights a number of the significant differences between the rights and privileges associated with ownership of The Blackstone Group L.P. common units and the Blackstone Holdings partnership units. This discussion is intended to assist holders of the Blackstone Holdings partnership units in understanding how their investment will change if their partnership units are exchanged for common units. The following information is summary in nature and is not intended to describe all the differences between the partnership units and the common units.

The Blackstone Group L.P.	Blackstone Holdings

Form of Organization and Purpose

The Blackstone Group L.P. was formed on March 12, 2007 as a Delaware limited partnership. Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law. For more information see “Material Provisions of the Blackstone Group L.P. Partnership Agreement—Organization” and “—Purpose”.	Blackstone Holdings I L.P. (“Holdings I”), Blackstone Holdings AI L.P. (“Holdings AI”) and Blackstone Holdings II L.P. (“Holdings II”) were formed as Delaware limited partnerships and may engage in any lawful act for which Delaware limited partnerships may be formed. Blackstone Holdings III s.e.c. (“Holdings III”) and Blackstone Holdings IV s.e.c. (“Holdings IV”) were formed as Québec société en commandite and may engage in any lawful act for which Québec société en commandite may be formed.

Management

Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Our general partner manages all of our operations and activities. Our general partner is authorized in general to perform all acts that it determines to be necessary or appropriate to carry out our purposes and to conduct our business.	Wholly-owned subsidiaries of The Blackstone Group L.P. are the general partners of the Blackstone Holdings partnerships. The business, property and affairs of the Blackstone Holdings partnerships are managed under the sole, absolute and exclusive direction of the general partners.

Additional Equity

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. For more information see “Material Provisions of the Blackstone Group L.P. Partnership Agreement—Issuance of Additional Securities”.	The general partners may establish, from time to time in accordance with such procedures as they shall determine from time to time, other classes of units, one or more series of any such classes, or other partnership securities with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of units or other partnership securities), as shall be determined by the appropriate general partner. The general partners may, without the written consent of any limited partner or any other person, amend, supplement, waive or modify any provision of the respective partnership agreement to reflect any amendment, supplement, waiver or modification that such general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of equity interest in the partnership.

The Blackstone Group L.P.	Blackstone Holdings

Distributions

Distributions will be made to the partners pro rata according to their percentage interests in The Blackstone Group L.P. For more information see “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities— Cash Distribution Policy” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 26, 2016 and incorporated by reference in this prospectus.	The respective general partners, in their sole discretion, may authorize distributions by the Blackstone Holdings partnerships to their respective partners, which distributions will be made pro rata in accordance with the partners’ percentage interests in the partnerships. Notwithstanding the foregoing, any distributions in respect of income of the partnerships earned on or prior to December 31, 2009 shall be made each fiscal year (i) first, to the respective general partners until sufficient distributions from their respective partnership, together with distributions from the other Blackstone Holdings partnerships to their respective general partners, have been so allocated to permit us to make aggregate distributions to holders of common units of US$1.20 per common unit on an annualized basis for such fiscal year; (ii) second, to the limited partners until an amount of distributions (on a per unit basis) equivalent to the distributions to the general partners under clause (i) above has been distributed in respect of each limited partners’ respective total percentage interests for such fiscal year; and (iii) third, pro rata in accordance with the partners’ respective total percentage interests. In addition, the partnership agreements of the Blackstone Holdings partnerships provide for cash distributions, which we refer to as “tax distributions,” to the partners of such partnerships if the general partners reasonably determine that the taxable income of the relevant partnership for a fiscal year will give rise to taxable income for its partners to the extent that other distributions made by the Blackstone Holdings partnerships for such year were otherwise insufficient to cover such tax liabilities.

Liquidity

Our common units are listed on the New York Stock Exchange under the symbol “BX”.

Common units are securities and are transferable according to the laws governing transfers of securities and our partnership agreement. In addition to other rights acquired upon transfer, by acceptance of the transfer of common units in accordance with our partnership agreement, a transferee of such common units will be admitted as a limited partner with respect to the common units transferred when such transfer or issuance is reflected in our books and records. For more information see “Description of Common Units— Transfer of Common Units”.

With limited exceptions, no limited partner of the Blackstone Holdings partnerships or assignees thereof may transfer all or any portion of its partnership units or other interest in the partnership (or beneficial interest therein) without the prior consent of the respective general partner, which consent may be given or withheld, or made subject to such conditions (including, without limitation, the receipt of such legal opinions and other documents that the general partner may require) as are determined by the respective general partner, in each case in such general partner’s sole discretion.

The Blackstone Group L.P.	Blackstone Holdings

Fiduciary Duties of General Partner

Our partnership agreement contains provisions that reduce and eliminate our general partner’s duties (including fiduciary duties) to the common unitholders. Our partnership agreement also restricts the remedies available to common unitholders for actions taken that without those limitations might constitute breaches of duty (including fiduciary duties). For more information see “Conflicts of Interest and Fiduciary Responsibilities”.	The partnership agreements of the Blackstone Holdings partnerships do not create or impose any fiduciary duty on any of the partners (including without limitation, the general partners) of the Blackstone Holdings partnerships or on the respective affiliates of any such partner. Further, the partners under the partnership agreements of the Blackstone Holdings partnerships waive any and all fiduciary duties that, without such waiver, may exist or be implied under law or equity, and in doing so, the partners recognize, acknowledge and agree that their duties and obligations to one another and to the partnerships are only as expressly set forth in the partnership agreements and those required by the Delaware Revised Uniform Limited Partnership Act or the Civil Code of Québec and An Act respecting publicity of sole proprietorships, partnerships and legal persons (Québec), as applicable.

Indemnification

Our partnership agreement provides, in most circumstances, for the indemnification of the following persons from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, in which such person may be involved or is threatened to be involved by reason of his status as such; provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the partnership, and, with respect to any alleged conduct resulting in a criminal proceeding against such person, he or she had no reasonable cause to believe that his or her conduct was unlawful: our general partner; any departing general partner; any person who is or was an affiliate of a general partner or any departing general partner; any person who is or was a member, partner, tax matters partner, officer, director, employee, agent, fiduciary or trustee of us or our subsidiaries, the general partner or any departing general partner or any affiliate of us or our subsidiaries, the general partner or any departing general partner; any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, tax matters partner, agent, fiduciary or trustee of another person; or any person designated by our general partner in its sole	In most circumstances, the Blackstone Holdings partnerships are required to indemnify any person (and such person’s heirs, executors or administrators) who was or is made or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (brought in the right of the Blackstone Holdings partnerships or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person, or a person for whom such person was the legal representative, is or was a partner (including without limitation, the general partner) or a director, officer or agent of a partner (including without limitation, the general partners) or the Blackstone Holdings partnerships or, while a director, officer or agent of a partner (including without limitation, the general partners) or the Blackstone Holdings partnerships, is or was serving at the request of the Blackstone Holdings partnerships as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, limited liability company, nonprofit entity or other enterprise, for and against all loss and liability suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals; provided that such person acted in

The Blackstone Group L.P.	Blackstone Holdings

discretion. For more information see “Material Provisions of the Blackstone Group L.P. Partnership Agreement—Indemnification”.	good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the partnership, and, with respect to any alleged conduct resulting in a criminal proceeding against such person, he or she had no reasonable cause to believe that his or her conduct was unlawful.

Removal of General Partner

Our general partner may not be removed unless that removal is approved by the vote of the holders of at least 66-2/3% of the outstanding voting units and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the election of a successor general partner by the vote of the holders of a majority of the voting power of our outstanding voting units. For more information see “Material Provisions of the Blackstone Group L.P. Partnership Agreement—Withdrawal or Removal of the General Partner”.	The general partners of the Blackstone Holdings partnerships cannot be removed as the general partners of the Blackstone Holdings partnerships without their approval.

Limited Partner Voting Rights

Our common unitholders have only limited voting rights on matters affecting our business and therefore have limited ability to influence management’s decisions regarding our business. The voting rights of our common unitholders are limited as set forth in our partnership agreement and in the Delaware Limited Partnership Act. For example, our general partner may generally make amendments to our partnership agreement or certificate of limited partnership without the approval of any common unitholder as set forth under “—Amendment of the Partnership Agreement— No Limited Partner Approval”.	Except as expressly provided in the partnership agreements of the Blackstone Holdings partnerships, the limited partners of the Blackstone Holdings partnerships have no right to vote on any matter involving the partnerships, including with respect to any merger, consolidation, combination or conversion of the Blackstone Holdings partnerships.

Special Meetings Called by Limited Partners

Meetings of our limited partners may be called by our general partner or by limited partners owning at least 50% or more of the voting power of the outstanding limited partner interests of the class or classes for which a meeting is proposed. For more information see “Material Provisions of the Blackstone Group L.P. Partnership Agreement—Meetings; Voting”.	Limited partners of the Blackstone Holdings partnerships have no right under their partnership agreements to call meetings of the partners.

Action Through Writing

Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or, if authorized by our general partner, without a meeting, without a vote and without prior notice if an approval in writing setting forth the action so taken is signed by limited partners owning not	Any action required or permitted to be taken by the partners pursuant to the respective partnership agreements of the Blackstone Holdings partnerships will be taken if all partners whose consent or ratification is required consent thereto or provide ratification in writing.

The Blackstone Group L.P.	Blackstone Holdings

less than the minimum percentage of the voting power of the outstanding limited partner interests that would be necessary to authorize or take that action at a meeting at which all the limited partners were present and voted. For more information see “Material Provisions of the Blackstone Group L.P. Partnership Agreement— Meetings; Voting”.

Amendments to Governing Instruments

Our general partner may amend our partnership agreement without the approval of any partner, any unitholder or any other person for various specified reasons; provided, that no provision of our partnership agreement that requires the vote or consent of unitholders holding, or holders of, a percentage of the voting power of outstanding voting units required to take any action will be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of unitholders or holders of outstanding voting units whose aggregate outstanding voting units constitute not less than the voting or consent requirement sought to be reduced; provided further, that no amendment to our partnership agreement may (i) subject to limited exception, enlarge the obligations of any limited partner without its consent or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the general partner or any of its affiliates without the general partner’s consent; provided further, that subject to limited exceptions, any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected; provided further, that subject to limited exceptions, no amendments to our partnership agreement shall become effective without the approval of unitholders holding at least 90% of the voting power of the outstanding voting units unless the partnership obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under the Delaware Limited Partnership Act. For more information see “Material Provisions of the Blackstone Group L.P. Partnership Agreement—Amendment of the Partnership Agreement”.	The partnership agreements of the Blackstone Holdings partnership agreements may be amended, supplemented, waived or modified by the written consent of the general partners; provided that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership units in relation to other classes of partnership units must be approved by the holders of not less than a majority of the vested percentage interests of the class of partnership units affected; provided further, that the general partners may, without the written consent of any limited partner or any other person, amend, supplement, waive or modify any provision of the partnership agreements of the Blackstone Holdings partnerships and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect: (i) any amendment, supplement, waiver or modification that the general partners determine to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of equity interest in the Blackstone Holdings partnerships; (ii) the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreements of the Blackstone Holdings partnerships; (iii) a change in the name of the Blackstone Holdings partnerships, the location of the principal place of business of the Blackstone Holdings partnerships, the registered agent of the Blackstone Holdings partnerships or the registered office of the Blackstone Holdings partnerships; (iv) any amendment, supplement, waiver or modification that the general partners determine in their sole discretion to be necessary or appropriate to address changes in U.S. federal income tax regulations, legislation or interpretation; (v) a change in the fiscal year or taxable year of the Blackstone Holdings partnerships and any other changes that the general partners determine to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Blackstone Holdings partnerships including a change in the dates on which distributions are to be made by the Blackstone Holdings partnerships.

The Blackstone Group L.P.	Blackstone Holdings
The general partners may, in their sole discretion, unilaterally amend the partnership agreements of the Blackstone Holdings partnerships to provide for certain tax elections and, among other reasons, to make certain allocations of items of income, gains, deductions and loss pursuant to certain regulations proposed by the U.S. Treasury Department.

Asset Sales, Mergers and Consolidations

Our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a majority of the voting power of our outstanding voting units, from causing us to sell, exchange or otherwise dispose of all or substantially all of our and our subsidiaries’ assets, taken as a whole, in a single transaction or a series of related transactions. However, our general partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our and our subsidiaries’ assets (including for the benefit of persons other than us or our subsidiaries, including our affiliates) without that approval. Our general partner may also sell all or substantially all of our or our subsidiaries’ assets under any forced sale of any or all of our or our subsidiaries’ assets pursuant to the foreclosure of, or other realization upon, those encumbrances without that approval. Our partnership agreement also prohibits our general partner from merging, consolidating or combining us with one or more other business entities without the approval of the holders of a majority of the voting power of our outstanding voting units, except to convert us to another limited liability entity if certain conditions are met. For additional information see “Material Provisions of the Blackstone Group L.P. Partnership Agreement— Merger, Sale or Other Disposition of Assets	The general partners of the Blackstone Holdings partnerships may sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions without the consent of the limited partners. The general partners of Holdings I, Holdings AI and Holdings II may merge or consolidate or otherwise combine such partnerships without the consent of the limited partners. With respect to Holdings III and Holdings IV, Québec law currently does not permit the merger or consolidation of société en commandite.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

United States Taxes

This summary discusses the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common units as of the date hereof. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all of which are subject to change at any time, possibly with retroactive effect. In particular, over the past several years legislation has been proposed that, if enacted, would have adverse U.S. federal income tax consequences on us and our common unitholders. See “Certain United States Federal Income Tax Considerations—Administrative Matters—New Legislation or Administrative or Judicial Action.”

This discussion is necessarily general and may not apply to all categories of investors, some of which, such as banks, thrifts, real estate investment trusts, persons holding common units as part of a hedging, integrated or conversion transaction or straddle, traders in securities who elect to use a mark-to-market method of accounting, insurance companies, persons liable for the alternative minimum tax, dealers and other investors that do not own their common units as capital assets, may be subject to special rules. Tax-exempt organizations and mutual funds are discussed separately below. In addition, except to the extent provided below, this discussion does not address any aspect of state, local or non-U.S. tax law. The actual tax consequences of the purchase and ownership of common units will vary depending on your circumstances. This discussion, to the extent that it expresses conclusions as to the application of United States federal income tax law and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP. Such opinion is based in part on facts described in this prospectus and on various other factual assumptions, representations and determinations. Any alteration or incorrectness of such facts, assumptions, representations or determinations could adversely affect such opinion. However, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge the conclusions herein and a court may sustain such a challenge.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of a common unit that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust which either (A) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable Treasury regulations to be treated as a United States person. A “non-U.S. Holder” is a holder (other than a partnership) that is not a U.S. Holder.

If a partnership holds common units, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common units, you should consult your tax advisors. This discussion does not constitute tax advice and is not intended to be a substitute for tax planning.

Prospective holders of common units should consult their own tax advisors concerning the U.S. federal, state and local income tax and estate tax consequences in their particular situations of the purchase, ownership and disposition of a common unit, as well as any consequences under the laws of any other taxing jurisdiction.

Taxation of our Partnership and the Blackstone Holdings Partnerships

Subject to the discussion set forth in the next paragraph, an entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether or not cash distributions are then made. Investors in our common units will become limited partners of The Blackstone Group L.P. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (i) interests in the partnership are traded on an established securities market or (ii) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. We are currently publicly traded. However, there is an exception to taxation as a corporation if at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the 1940 Act (the “Qualifying Income Exception”). Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income. Qualifying income does not generally include fees paid in respect of services.

U.S. Federal Income Tax Opinion Regarding Partnership Status. We intend to manage our affairs so that we will meet the Qualifying Income Exception in each taxable year. It is the opinion of Simpson Thacher & Bartlett LLP that we are treated as a partnership and not as a corporation for U.S. federal income tax purposes based on certain assumptions and factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs and the composition of our income. However, this opinion is based solely on current law and does not take into account any proposed or potential changes in law, which may be enacted with retroactive effect. Moreover, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, or if we are required to register under the 1940 Act, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed the stock to the holders of common units in liquidation of their interests in us. This deemed contribution and liquidation should generally be tax-free to holders so long as we do not have liabilities in excess of the tax basis of our assets at that time. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to holders of common units, and we would be subject to U.S. corporate income tax on our taxable income. Distributions made to holders of our common units would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation, to the extent of our current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the holder’s tax basis in the common units, or as taxable capital gain, after the holder’s basis is reduced to zero. In addition, in the case of non-U.S. Holders, income that we receive with respect to investments may be subject to a higher rate of U.S. withholding tax. Accordingly, treatment as a corporation could materially reduce a holder’s after-tax return and thus could result in a substantial reduction of the value of the common units.

If at the end of any taxable year we fail to meet the Qualifying Income Exception, we may still qualify as a partnership if we are entitled to relief under the Internal Revenue Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent, and (iii) we agree to make such adjustments (including adjustments with respect to our partners) or to pay such amounts as are required by the IRS. It is not possible to state whether we would be entitled to this relief in any or all circumstances. It also is not clear under the Internal

Revenue Code whether this relief is available for our first taxable year as a publicly traded partnership. If this relief provision is inapplicable to a particular set of circumstances involving us, we will not qualify as a partnership for federal income tax purposes. Even if this relief provision applies and we retain our partnership status, we or the holders of our common units (during the failure period) will be required to pay such amounts as are determined by the IRS.

The remainder of this section assumes that we will be treated as a partnership for U.S. federal income tax purposes.

Blackstone Holdings I/II GP Inc.

Blackstone Holdings I/II GP Inc. is taxable as a corporation for U.S. federal income tax purposes and therefore, as the holder of Blackstone Holdings I/II GP Inc.’s common stock, we are not taxed directly on earnings of entities we hold through Blackstone Holdings I/II GP Inc. Distributions of cash or other property that Blackstone Holdings I/II GP Inc. pays to us constitute dividends for U.S. federal income tax purposes to the extent paid from its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution by Blackstone Holdings I/II GP Inc. exceeds its current and accumulated earnings and profits, such excess will be treated as a tax-free return of capital to the extent of our tax basis in Blackstone Holdings I/II GP Inc.’s common stock, and thereafter will be treated as a capital gain.

As general partner of Blackstone Holdings I L.P., Blackstone Holdings AI L.P. and Blackstone Holdings II L.P., Blackstone Holdings I/II GP Inc. incurs U.S. federal income taxes on its proportionate share of any net taxable income of Blackstone Holdings I L.P., Blackstone Holdings AI L.P. and Blackstone Holdings II L.P. In accordance with the applicable partnership agreement, we will cause Blackstone Holdings I L.P., Blackstone Holdings AI L.P. and Blackstone Holdings II L.P. to distribute cash on a pro rata basis to holders of its units in an amount at least equal to the maximum tax liabilities arising from their ownership of such units, if any.

Blackstone Holdings III GP L.P.

Blackstone Holdings III GP L.P. is a wholly-owned limited partnership. Blackstone Holdings III GP L.P. is treated as an entity disregarded as a separate entity from us. Accordingly, all the assets, liabilities and items of income, deduction and credit of Blackstone Holdings III GP L.P. are treated as our assets, liabilities and items of income, deduction and credit.

Blackstone Holdings III GP L.P. invests directly or indirectly in a variety of assets and otherwise engages in activities and derive income that is consistent with the Qualifying Income Exception discussed above, such as investments in entities treated as domestic corporations for U.S. federal income tax purposes.

Blackstone Holdings IV GP L.P.

Blackstone Holdings IV GP L.P. is a wholly-owned société en commandite organized in Québec. Blackstone Holdings IV GP L.P. is taxable as a foreign corporation for U.S. federal income tax purposes. It is expected that Blackstone Holdings IV GP L.P. will produce effectively connected income (“ECI”) and, to that extent, its income may be subject to U.S. federal income tax. Its assets, liabilities and items of income, deduction and credit are not treated as our assets, liabilities and items of income, deduction and credit.

Personal Holding Companies

Blackstone Holdings I/II GP Inc. could be subject to additional U.S. federal income tax on a portion of its income if it is determined to be a personal holding company, or “PHC,” for U.S. federal income tax purposes. A U.S. corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (i) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (ii) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of PHC income (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents). The PHC rules do not apply to non-U.S. corporations.

Due to applicable attribution rules, we believe that five or fewer individuals or tax-exempt organizations are treated as owning actually or constructively more than 50% of the value of units in Blackstone Holdings I/II GP Inc. Consequently, Blackstone Holdings I/II GP Inc. could be or become a PHC, depending on whether it fails the PHC gross income test. If as a factual matter, the income of Blackstone Holdings I/II GP Inc. fails the PHC gross income test, it will be a PHC. Certain aspects of the gross income test cannot be predicted with certainty. Thus, no assurance can be given that Blackstone Holdings I/II GP Inc. is not or will not become a PHC in the future.

If Blackstone Holdings I/II GP Inc. is or were to become a PHC in a given taxable year, it would be subject to an additional 20% PHC tax on its undistributed PHC income, which generally includes the company’s taxable income, subject to certain adjustments. If Blackstone Holdings I/II GP Inc. were to become a PHC and had significant amounts of undistributed PHC income, the amount of PHC tax could be material; in that event, distribution of such income would generally reduce the PHC income subject to tax.

Certain State, Local and Non-U.S. Tax Matters

We are or may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which we or they transact business, own property or reside. For example, we are or may be subject to New York City unincorporated business tax. We are or may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of us and our common unitholders may not conform to the U.S. federal income tax treatment discussed herein. In addition we are or may be subject to non-U.S. taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to non-U.S. income or other tax liability in amounts that could be substantial. Any non-U.S. taxes incurred by us may not pass through to common unitholders as a credit against their U.S. federal income tax liability.

Consequences to U.S. Holders of Common Units

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of common units.

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation, including certain qualified foreign corporations, to us may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation on shares that are readily tradable on an established securities market in the United States. Among other exceptions, a U.S. Holder who is an individual will not be eligible for reduced rates of taxation on any dividend if the payer is a PFIC (as defined below) in the taxable year in which such dividend is paid or in the preceding taxable year or on any income required to be reported by the U.S. Holder as a result of a QEF election (as defined below) that is attributable to a dividend received by an entity that is a PFIC and in which the fund holds a direct or indirect interest. Prospective investors should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

For U.S. federal income tax purposes, your allocable share of our items of income, gain, loss, deduction or credit, and our allocable share of those items of Blackstone Holdings, will be governed by the limited partnership agreements for our partnership and Blackstone Holdings if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in our partnership. We believe that for U.S. federal income tax purposes, such allocations will be given effect as being in accordance with your interest in The Blackstone Group L.P., and our general partner intends to prepare tax returns based on such allocations. If the IRS successfully challenges the allocations made pursuant to the limited partnership agreements, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in the limited partnership agreements.

We may derive taxable income from an investment that is not matched by a corresponding distribution of cash. This could occur, for example, if we used cash to make an investment or to reduce debt instead of distributing profits. In addition, special provisions of the Internal Revenue Code may be applicable to certain of our investments, and may affect the timing of our income, requiring us to recognize taxable income before we receive cash attributable to such income. Accordingly, it is possible that the U.S. federal income tax liability of a holder with respect to its allocable share of our income for a particular taxable year could exceed the cash distribution to the holder for the year, thus giving rise to an out-of-pocket tax liability for the holder.

U.S. Holders that are individuals, estates or trusts are subject to a Medicare tax of 3.8% on “net investment income” (or undistributed “net investment income,” in the case of estates and trusts) for each taxable year, with such tax applying to the lesser of such income or the excess of such person’s adjusted gross income (with certain adjustments) over a specified amount. Net investment income includes net income from interest, dividends, annuities, royalties and rents and net gain attributable to the disposition of investment property. It is anticipated that net income and gain attributable to an investment in our common units will be included in a U.S. Holder’s “net investment income” subject to this Medicare tax.

Basis

You will have an initial tax basis for your common unit equal to the amount you paid for the common unit plus your share of our liabilities, if any. That basis will be increased by your share of our income and by increases in your share of our liabilities, if any. That basis will be decreased, but not below zero, by distributions from us, by your share of our losses and by any decrease in your share of our liabilities.

Holders who purchase common units in separate transactions must combine the basis of those units and maintain a single adjusted tax basis for all those units. Upon a sale or other disposition of less than all of the common units, a portion of that tax basis must be allocated to the common units sold.

Limits on Deductions for Losses and Expenses

Your deduction of your share of our losses will be limited to your tax basis in your common units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in your common units, reduced by (1) the portion of that basis attributable to your share of our liabilities for which you will not be personally liable and (2) any amount of money you borrow to acquire or hold your common units, if the lender of those borrowed funds owns an interest in us, is related to you or can look only to the common units for repayment. Your at risk amount will generally increase by your allocable share of our income and gain and decrease by cash distributions to you and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Any excess loss above that gain previously suspended by the at risk or basis limitations may no longer be used.

We do not generate income or losses from “passive activities” for purposes of Section 469 of the Internal Revenue Code. Accordingly, income allocated by us to a holder may not be offset by the Section 469 passive losses of such holder and losses allocated to a holder generally may not be used to offset Section 469 passive income of such holder. In addition, other provisions of the Internal Revenue Code may limit or disallow any deduction for losses by a holder of our common units or deductions associated with certain assets of the partnership in certain cases, including potentially Section 470 of the Internal Revenue Code. Holders should consult with their tax advisors regarding their limitations on the deductibility of losses under applicable sections of the Internal Revenue Code.

Limitations on Deductibility of Organizational Expenses and Syndication Fees

In general, neither we nor any U.S. Holder may deduct organizational or syndication expenses. An election may be made by our partnership to amortize organizational expenses over a 15-year period. Syndication fees (which would include any sales or placement fees or commissions or underwriting discount payable to third parties) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on Interest Deductions

Your share of our interest expense is likely to be treated as “investment interest” expense. If you are a non-corporate taxpayer, the deductibility of “investment interest” expense is generally limited to the amount of your “net investment income.” Your share of our dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if you elect to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our interest expense.

The computation of your investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. For this purpose, any long-term capital gain or qualifying dividend income that is taxable at long-term capital gain rates is excluded from net investment income, unless the U.S. holder elects to pay tax on such gain or dividend income at ordinary income rates.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates

Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (1) 3% of the excess of the individual’s adjusted gross income over the threshold amount, or (2) 80% of the amount of the itemized deductions. The operating expenses of Blackstone Holdings, including the management fee and management fees paid with respect to private funds managed by Blackstone to the extent these private funds are treated as partnerships for U.S. federal income tax purposes, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Alternatively, it is possible that we will be required to capitalize the management fees. Accordingly, if you are a non-corporate U.S. Holder, you should consult your tax advisors with respect to the application of these limitations.

Treatment of Distributions

For U.S. federal income tax purposes, distributions of cash by us will not be taxable to you to the extent of your adjusted tax basis in your common units. Any cash distributions in excess of your adjusted tax basis will be considered to be gain from the sale or exchange of common units. Under current laws, such gain would be treated as capital gain and would be long-term capital gain if your holding period for your common units exceeds one year, subject to certain exceptions (described below). A reduction in your allocable share of our liabilities, and certain distributions of marketable securities by us, are treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of Common Units

You will recognize gain or loss on a sale of common units equal to the difference, if any, between the amount realized and your tax basis in the common units sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our liabilities, if any.

Gain or loss recognized by you on the sale or exchange of a common unit will generally be taxable as capital gain or loss and will be long-term capital gain or loss if the common unit was held for more than one year on the date of such sale or exchange. Assuming we have not made an election, referred to as a “QEF election,” to treat our interest in a passive foreign investment company (a “PFIC”) as a “qualified electing fund,” or “QEF,” gain attributable to such investment in a PFIC would be taxable as ordinary income and would be subject to an interest charge. See “—Passive Foreign Investment Companies”. In addition, certain gain attributable to our investment in a controlled foreign corporation (a “CFC”) may be characterized as ordinary income and certain gain attributable to “unrealized receivables” or “inventory items” would be characterized as ordinary income rather than capital gain. For example, if we hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables.” The deductibility of capital losses is subject to limitations.

Holders who purchase units at different times and intend to sell all or a portion of the units within a year of their most recent purchase are urged to consult their tax advisors regarding the application of certain “split holding period” rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Foreign Tax Credit Limitations

You will generally be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our income and gains. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gains from the sale of our investments may be treated as U.S. source gains. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Certain losses that we incur may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

We have not made the election permitted by Section 754 of the Internal Revenue Code with respect to us, Blackstone Holdings III L.P. or Blackstone Holdings IV L.P. Blackstone Holdings I L.P. and Blackstone Holdings II L.P. have made such an election, and we expect that Blackstone Holdings AI L.P. will make such an election beginning with its first tax return for 2015. Such election is irrevocable without the consent of the IRS, and generally requires us to adjust the tax basis in our assets, or “inside basis,” attributable to a transferee of common units under Section 743(b) of the Internal Revenue Code to reflect the purchase price of the common units paid by the transferee. However, this election does not apply to a person who purchases common units directly from us, but would apply, if made, to our acquisition of interests in Blackstone Holdings III L.P. and Blackstone Holdings IV L.P. possibly in connection with our subsequent acquisition of interests in those entities pursuant to the exchange agreement. For purposes of this discussion, a transferee’s inside basis in our assets will be considered to have two components: (1) the transferee’s share of our tax basis in our assets, or “common basis,” and (2) the Section 743(b) adjustment to that basis.

If no Section 754 election is made, there will be no adjustment for the transferee of common units, or for us upon our acquisition of interests in Blackstone Holdings III L.P. or Blackstone Holdings IV L.P., even if the purchase price of those common units, or interests, as applicable, is higher than the common units’ or interests’ share of the aggregate tax basis of our assets or the assets of those Blackstone Holdings partnerships immediately prior to the transfer. In that case, on a sale of an asset, gain allocable to the transferee would include built-in gain allocable to the transferee at the time of the transfer, which built-in gain would otherwise generally be eliminated if a Section 754 election had been made.

Even assuming no Section 754 election is made, if common units were transferred at a time when we had a “substantial built-in loss” inherent in our assets, we would be obligated to reduce the tax basis in the portion of such assets attributable to such common units.

The calculations under Section 754 of the Internal Revenue Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. To help reduce the complexity of those calculations and the resulting administrative costs to us, we apply certain conventions in determining and allocating basis adjustments. For example, we may apply a convention in which we deem the price paid by a holder of common units to be the lowest quoted trading price of the common units during the month in which the purchase occurred, irrespective of the actual price paid. Nevertheless, the use of such conventions may result in basis adjustments that do not exactly reflect a holder’s purchase price for its common units, including less favorable basis adjustments to a holder who paid more than the lowest quoted trading price of the common units for the month in which the purchase occurred. It is possible that the IRS will successfully assert that any conventions we use do not satisfy the technical requirements of the Internal Revenue Code or the Treasury Regulations and thus could require different basis adjustments to be made. If the IRS were to sustain such a position, a holder of common units may have adverse tax consequences. Moreover, the full benefits of a Section 754 election, may not be realized with respect to any Blackstone entity in which we may invest that does not have in effect a Section 754 election. You should consult your tax advisor as to the effects of the Section 754 election.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we have adopted depreciation, amortization and other tax accounting positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our common unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our common unitholders’ tax returns.

Foreign Currency Gain or Loss

Our functional currency is the U.S. dollar, and our income or loss is calculated in U.S. dollars. We are required to recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your tax advisor with respect to the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

You may be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a PFIC.

A PFIC is defined as any foreign corporation with respect to which either (1) 75% or more of the gross income for a taxable year is “passive income” or (2) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce “passive income.” There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC it is, subject to certain exceptions, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain “excess distributions” by the PFIC, is treated as though realized ratably over the shorter of your holding period of common units or our holding period for the PFIC. Such gain or income is taxable as ordinary income and, as discussed above, dividends paid by a PFIC to an individual will not be eligible for the reduced rates of taxation that are available for certain qualifying dividends. In addition, an interest charge would be imposed on you based on the tax deferred from prior years.

Although it may not always be possible, we expect to make a QEF election where possible with respect to each entity treated as a PFIC to treat such non-U.S. entity as a QEF in the first year we hold shares in such entity. A QEF election is effective for our taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If we make a QEF election under the Internal Revenue Code with respect to our interest in a PFIC, in lieu of the foregoing treatment, we would be required to include in income each year a portion of the ordinary earnings and net capital gains of the QEF called “QEF Inclusions,” even if not distributed to us. Thus, holders may be required to report taxable income as a result of QEF Inclusions without corresponding receipts of cash. However, a holder may elect to defer, until the occurrence of certain events, payment of the U.S. federal income tax attributable to QEF Inclusions for which no current distributions are received, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. However, net losses (if any) of a non-U.S. entity owned through Blackstone Holdings III L.P. that is treated as a PFIC will not pass through to us or to holders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, holders may over time be taxed on amounts that as an economic matter exceed our net profits. Our tax basis in the shares of such non-U.S. entities, and a holder’s basis in our common units, will be increased to reflect QEF Inclusions. No portion of the QEF Inclusion attributable to ordinary income will be eligible for reduced rates of taxation applicable to “qualified dividend income” of individual U.S. Holders. Amounts included as QEF Inclusions with respect to direct and indirect investments generally will not be taxed again when actually distributed. You should consult your tax advisors as to the manner in which QEF Inclusions affect your allocable share of our income and your basis in your common units.

Alternatively, in the case of a PFIC that is a publicly-traded foreign portfolio company, an election may be made to “mark to market” the stock of such foreign portfolio company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years.

We may make certain investments, including for instance investments in specialized investment funds or investments in funds of funds through non-U.S. corporate subsidiaries of Blackstone Holdings or through other non-U.S. corporations. Such an entity may be a PFIC for U.S. federal income tax purposes. In addition, certain of our investments could be in PFICs. Thus, we can make no assurance that some of our investments will not be treated as held through a PFIC or as interests in PFICs or that such PFICs will be eligible for the “mark to market” election, or that as to any such PFICs we will be able to make QEF elections.

For purposes of determining whether we meet the Qualifying Income Exception, income we must include as a result of our interest in a QEF will constitute qualifying income.

If we do not make a QEF election with respect to a PFIC, Section 1291 of the Internal Revenue Code will treat all gain on a disposition by us of shares of such entity, gain on the disposition of common units by a holder at a time when we own shares of such entity, as well as certain other defined “excess distributions,” as if the gain or excess distribution were ordinary income earned ratably over the shorter of the period during which the holder held its common units or the period during which we held our shares in such entity. For gain and excess distributions allocated to prior years, (i) the tax rate will be the highest in effect for that taxable year and (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses. Holders will also be subject to an interest charge for any deferred tax. No portion of this ordinary income will be eligible for the favorable tax rate applicable to “qualified dividend income” for individual U.S. persons.

Controlled Foreign Corporations

A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and if more than 50% of (i) the total combined voting power of all classes of stock of the non-U.S.

entity entitled to vote or (ii) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For purposes of this discussion, a “U.S. Shareholder” with respect to a non-U.S. entity means a U.S. person that owns 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote.

When making investment or other decisions, Blackstone Holdings III L.P. considers whether an investment will be a CFC and the consequences related thereto. If we are a U.S. Shareholder in a non-U.S. entity that is treated as a CFC, each common unitholder may be required to include in income its allocable share of the CFC’s “Subpart F” income reported by us. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such entity’s current earnings and profits. These inclusions are treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, an investor may be required to report as ordinary income its allocable share of the CFC’s Subpart F income reported by us without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of our earnings (if any) attributable to net capital gains of the CFC.

The tax basis of our shares of such non-U.S. entity, and a holder’s tax basis in our common units, will be increased to reflect any required Subpart F income inclusions. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Such income will not be eligible for the reduced rate of tax applicable to “qualified dividend income” for individual U.S. persons. See “—Consequences to U.S. Holders of Common Units”. Amounts included as such income with respect to direct and indirect investments generally will not be taxable again when actually distributed.

Regardless of whether any CFC has Subpart F income, any gain allocated to a common unitholder from our disposition of stock in a CFC will be treated as ordinary income to the extent of the holder’s allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a non-U.S. entity owned by us that is treated as a CFC will not pass through to our holders.

If a non-U.S. entity held by us is classified as both a CFC and a PFIC during the time we are a U.S. Shareholder of such non-U.S. entity, a holder will be required to include amounts in income with respect to such non-U.S. entity pursuant to this subheading, and the consequences described under the subheading “Passive Foreign Investment Companies” above will not apply. If our ownership percentage in a non-U.S. entity changes such that we are not a U.S. Shareholder with respect to such non-U.S. entity, then common unitholders may be subject to the PFIC rules. The interaction of these rules is complex, and prospective holders are urged to consult their tax advisors in this regard.

For purposes of determining whether we meet the Qualifying Income Exception, income we must include as a result of our interest in a CFC will constitute qualifying income. We believe that Blackstone Holdings IV L.P. is a CFC subject to the above rules.

Investment Structure

To manage our affairs so as to meet the Qualifying Income Exception for the publicly traded partnership rules (discussed above) and comply with certain requirements in our Limited Partnership Agreement, we structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures are entered into as determined in the sole discretion of the general partner in order to create a tax structure that generally is efficient for our common unitholders. However, because our common unitholders are located in numerous taxing jurisdictions, no assurances can be given that any such investment structure will be beneficial to all our common unitholders to the same extent, and may even impose additional tax burdens on some of our common unitholders. As discussed above, if the entity were a non-U.S. corporation it may be considered a CFC or a PFIC. If the entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its investments. In addition, if the investment involves U.S. real estate, gain recognized on disposition would generally be subject to such tax, whether the corporation is a U.S. or a non-U.S. corporation.

Taxes in Other State, Local, and Non-U.S. Jurisdictions

In addition to U.S. federal income tax consequences, you may be subject to potential U.S. state and local taxes because of an investment in us in the U.S. state or locality in which you are a resident for tax purposes or in which we have investments or activities. You may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in state, local or non-U.S. jurisdictions in which we invest, or in which entities in which we own interests conduct activities or derive income. Income or gains from investments held by us may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to tax authorities in such jurisdictions. You should consult your own tax advisors regarding the U.S. state, local and non-U.S. tax consequences of an investment in us.

Transferor/Transferee Allocations

In general, our taxable income and losses are determined and apportioned among investors using conventions we regard as consistent with applicable law. As a result, if you transfer your common units, you may be allocated income, gain, loss and deduction realized by us after the date of transfer. Similarly, a transferee may be allocated income, gain, loss and deduction realized by us prior to the date of the transferee’s acquisition of our common units.

Although Section 706 of the Internal Revenue Code generally provides guidelines for allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our allocation method complies with its requirements. If our convention were not permitted, the IRS might contend that our taxable income or losses must be reallocated among the investors. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our general partner is authorized to revise our method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Taxes

If common units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual U.S. Holders should consult their own tax advisors concerning the potential U.S. federal estate tax consequences with respect to our common units.

U.S. Taxation of Tax-Exempt U.S. Holders of Common Units

A holder of common units that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation, may nevertheless be subject to “unrelated business income tax” (“UBTI”) to the extent, if any, that its allocable share of our income consists of UBTI. A tax-exempt partner of a partnership that regularly engages in a trade or business which is unrelated to the exempt function of the tax-exempt partner must include in computing its UBTI its pro rata share (whether or not distributed) of such partnership’s gross income derived from such unrelated trade or business. Moreover, a tax-exempt partner of a partnership could be treated as earning UBTI to the extent that such partnership derives income from “debt-

financed property,” or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (that is, indebtedness incurred in acquiring or holding property).

Because we are under no obligation to minimize UBTI, tax-exempt U.S. Holders of common units should consult their own tax advisors regarding all aspects of UBTI.

Investments by U.S. Mutual Funds

U.S. mutual funds that are treated as regulated investment companies, or “RICs,” for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the Internal Revenue Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in common units for purposes of these tests depends on whether we are treated as a “qualifying publicly traded partnership.” If our partnership is so treated, then the common units themselves are the relevant assets for purposes of the 50% asset value test and the net income from the common units is the relevant gross income for purposes of the 90% gross income test. RICs may not invest greater than 25% of their assets in one or more qualifying publicly traded partnerships. All income derived from a qualifying publicly traded partnership is considered qualifying income for purposes of the RIC 90% gross income test above. However, if we are not treated as a qualifying publicly traded partnership for purposes of the RIC rules, then the relevant assets for the RIC asset test will be the RIC’s allocable share of the underlying assets held by us and the relevant gross income for the RIC income test will be the RIC’s allocable share of the underlying gross income earned by us. The determination of whether we qualify as a “qualifying publicly traded partnership” is made annually and depends on the exact nature of our future investments, but it is likely that we are not and will not be treated as a “qualifying publicly traded partnership.” In addition, as discussed above under “—Consequences to U.S. Holders of Common Units,” we may derive taxable income from an investment that is not matched by a corresponding cash distribution. Accordingly, a RIC investing in our common units may recognize income for U.S. federal income tax purposes without receiving cash with which to make distributions in amounts necessary to satisfy the distribution requirements under Sections 852 and 4982 of the Internal Revenue Code for avoiding income and excise taxes. RICs should consult their own tax advisors about the U.S. tax consequences of an investment in common units.

Consequences to Non-U.S. Holders of Common Units

U.S. Income Tax Consequences

In light of our investment activities, we may be or may become engaged in a U.S. trade or business for U.S. federal income tax purposes, in which case some portion of our income would be treated as ECI with respect to non-U.S. Holders. If a non-U.S. Holder were treated as being engaged in a U.S. trade or business in any year because of an investment in our common units in such year, such non-U.S. Holder generally would be (1) subject to withholding by us on any actual distributions, (2) required to file a U.S. federal income tax return for such year reporting its allocable share, if any, of income or loss effectively connected with such trade or business, including certain income from U.S. sources not related to The Blackstone Group L.P. and (3) required to pay U.S. federal income tax at regular U.S. federal income tax rates on any such income. Moreover, a corporate non-U.S. Holder might be subject to a U.S. branch profits tax on its allocable share of its ECI. Any amount so withheld would be creditable against such non-U.S. Holder’s U.S. federal income tax liability, and such non-U.S. Holder could claim a refund to the extent that the amount withheld exceeded such non-U.S. Holder’s U.S. federal income tax liability for the taxable year. Finally, if we were treated as being engaged in a U.S. trade or business, a portion of any gain recognized by a holder who is a non-U.S. Holder on the sale or exchange of its common units could be treated for U.S. federal income tax purposes as ECI, and hence such non-U.S. Holder could be subject to U.S. federal income tax on the sale or exchange of our common units.

Generally, under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) provisions of the Internal Revenue Code, certain non-U.S. persons are subject to U.S. federal income tax in the same manner as U.S. persons on any gain realized on the disposition of an interest, other than an interest solely as a creditor, in

U.S. real property. An interest in U.S. real property includes stock in a U.S. corporation (except for certain stock of publicly traded U.S. corporations) if interests in U.S. real property constitute 50% or more by value of the sum of the corporation’s assets used in a trade or business, its U.S. real property interests and its interests in real property located outside the United States (a “United States real property holding corporation” or “USRPHC”). The FIRPTA tax applies if a non-U.S. person is a holder of an interest in a partnership that realizes gain in respect of an interest in U.S. real property or an interest in a USRPHC. If we make any investments that could constitute investments in U.S. real property or USRPHCs, certain non-U.S. Holders will be subject to U.S. federal income tax under FIRPTA on such holders’ allocable share of any gain we realize on the disposition of a FIRPTA interest and will be subject to the tax return filing requirements regarding ECI discussed above.

Although each non-U.S. Holder is required to provide an IRS Form W-8, we may not be able to provide complete information related to the tax status of our investors to Blackstone Holdings for purposes of obtaining reduced rates of withholding on behalf of our investors. Accordingly, to the extent we receive dividends from a U.S. corporation through Blackstone Holdings and its investment vehicles, your allocable share of distributions of such dividend income will be subject to U.S. withholding tax at a rate of 30%, unless relevant tax status information is provided. Distributions to you may also be subject to withholding to the extent they are attributable to the sale of a U.S. real property interest or if the distribution is otherwise considered fixed or determinable annual or periodic income under the Internal Revenue Code, provided that an exemption from or a reduced rate of such withholding may apply if certain tax status information is provided. If such information is not provided and you would not be subject to U.S. tax based on your tax status or are eligible for a reduced rate of U.S. withholding, you may need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which may include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations, if you reside in a treaty jurisdiction which does not treat our partnership as a pass-through entity, you may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. You should consult your tax advisors regarding the treatment of U.S. withholding taxes.

Special rules may apply in the case of a non-U.S. Holder that (1) has an office or fixed place of business in the U.S., (2) is present in the U.S. for 183 days or more in a taxable year or (3) is a former citizen of the U.S., a foreign insurance company that is treated as holding a partnership interests in us in connection with their U.S. business, a PFIC or a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your tax advisors regarding the application of these special rules.

U.S. Federal Estate Tax Consequences

The U.S. federal estate tax treatment of our common units with regards to the estate of a non-citizen who is not a resident of the United States is not entirely clear. If our common units are includable in the U.S. gross estate of such person, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual non-U.S. Holders who are non-citizens and not residents of the United States should consult their own tax advisors concerning the potential U.S. federal estate tax consequences with regard to our units.

Administrative Matters

Taxable Year

We currently use the calendar year as our taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Tax Matters Partner

Our general partner acts as our “tax matters partner” and may act as our “partnership representative,” as applicable. As the tax matters partner or partnership representative, the general partner has the authority, subject to certain restrictions, to act on our behalf in connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Tax Audits

Legislation was recently enacted that significantly changes the rules for U.S. federal income tax audits of partnerships. Such audits will continue to be conducted at the partnership level, but with respect to tax returns for taxable years beginning after December 31, 2017, and, unless a partnership qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the partnership. Under the alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take the adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If a partnership is able to and in fact elects the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge.

There can be no assurance that we will be eligible to make such an election or that we will, in fact, make such an election for any given adjustment. If we do not or are not able to make such an election, then (1) our then current holders, in the aggregate, could indirectly bear income tax liabilities in excess of the aggregate amount of taxes that would have been due had we elected the alternative procedure, and (2) a given holder may indirectly bear taxes attributable to income allocable to other holders or former holders, including taxes (as well as interest and penalties) with respect to periods prior to such holder’s ownership of common units. Amounts available for distribution to our holders of common units may be reduced as a result of our obligations to pay any taxes associated with an adjustment.

The partnership representative will be the only person with the authority to act on our behalf with respect to audits and certain other tax matters and may decide not to elect (or may be unable to elect) the alternative procedure for any particular adjustment. In addition, each holder will be bound by the actions taken by the partnership representative on our behalf during any audit or litigation proceeding concerning U.S. federal income taxes.

Many issues and the overall effect of this new legislation on us are uncertain, and holders should consult their own tax advisors regarding all aspects of this legislation as it affects their particular circumstances.

Information Returns

We have agreed to furnish to you, as soon as reasonably practicable after the close of each calendar year, tax information (including Schedule K-1), which describes on a U.S. dollar basis your share of our income, gain, loss and deduction for our preceding taxable year. It may require longer than 90 days after the end of our fiscal year to obtain the requisite information from all lower-tier entities so that K-1s may be prepared for the Partnership. For this reason, holders of common units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. In addition, it is possible that a common unitholder will be required to file amended income tax returns as a result of adjustments to items on the corresponding income tax returns of the Partnership. In addition, each partner will be required to report for all tax purposes consistently with the information provided by us for the taxable year.

In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year’s tax liability and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Tax Shelter Regulations

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. An investment in us may be considered a “reportable transaction” if, for example, we recognize certain significant losses in the future. In certain circumstances, a common unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our participation in a reportable transaction also could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Certain of these rules are currently unclear and it is possible that they may be applicable in situations other than significant loss transactions.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to (i) significant accuracy-related penalties with a broad scope, (ii) for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and (iii) in the case of a listed transaction, an extended statute of limitations.

Common unitholders should consult their tax advisors concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the dispositions of their interests in us.

Constructive Termination

Subject to the electing large partnership rules described below, we will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period.

Our termination would result in the close of our taxable year for all holders of common units. In the case of a holder reporting on a taxable year other than a fiscal year ending on our year-end, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in the holder’s taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new tax election under Section 754 of the Internal Revenue Code. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Elective Procedures for Large Partnerships

The Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the common unitholders, and such Schedules K-1 would have to be provided to common unitholders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent us from suffering a “technical termination” (which would close our taxable year) if within a 12-month period there is a sale or exchange of 50 percent or more of our total interests. We do not currently expect to make such an election. If, however, we make such election, IRS audit adjustments will flow through to holders of the common units for the year in which the adjustments take effect, rather than the holders of common units in the year to which the adjustment relates. In addition, we, rather than the holders of the common units individually, generally will be liable for any interest and penalties that result from an audit adjustment.

Treatment of Amounts Withheld

If we are required to withhold any U.S. tax on distributions made to any common unitholder, we may pay such withheld amount to the IRS. That payment, if made, will be treated as a distribution of cash to the common unitholder with respect to whom the payment was made and will reduce the amount of cash to which such common unitholder would otherwise be entitled.

Withholding and Backup Withholding

For each calendar year, we will report to you and the IRS the amount of distributions we made to you and the amount of U.S. federal income tax (if any) that we withheld on those distributions. The proper application to us of rules for withholding under Section 1441 of the Internal Revenue Code (applicable to certain dividends, interest and similar items) is unclear. Because the documentation we receive may not properly reflect the identities of partners at any particular time (in light of possible sales of common units), we may over-withhold or under-withhold with respect to a particular holder of common units. For example, we may impose withholding, remit that amount to the IRS and thus reduce the amount of a distribution paid to a non-U.S. Holder. It may turn out, however, the corresponding amount of our income was not properly allocable to such holder, and the withholding should have been less than the actual withholding. Such holder would be entitled to a credit against the holder’s U.S. tax liability for all withholding, including any such excess withholding, but if the withholding exceeded the holder’s U.S. tax liability, the holder would have to apply for a refund to obtain the benefit of the excess withholding. Similarly, we may fail to withhold on a distribution, and it may turn out the corresponding income was properly allocable to a non-U.S. Holder and withholding should have been imposed. In that event, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne by all partners on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant non-U.S. Holder).

Under the backup withholding rules, you may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to distributions paid unless: (1) you are a corporation or come within another exempt category and demonstrate this fact when required or (2) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN or Form W-8BEN-E. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

If you do not timely provide us (or the clearing agent or other intermediary, as appropriate) with IRS Form W-8 or W-9, as applicable, or such form is not properly completed, we may become subject to U.S. backup withholding taxes in excess of what would have been imposed had we received certifications from all investors. Such excess U.S. backup withholding taxes may be treated by us as an expense that will be borne by all investors on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the holders that failed to timely provide the proper U.S. tax certifications).

FATCA

Under Sections 1471 through 1474 of the Internal Revenue Code (such Sections commonly referred to as “FATCA”), the relevant withholding agent may be required to withhold 30% of any interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States, or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States occurring after December 31, 2018, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Internal Revenue Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either an exemption from FATCA or its compliance (or deemed compliance) with FATCA (which alternatively may be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding or (ii) a “non-financial foreign entity” (as specifically defined in the Internal Revenue Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either an exemption from FATCA or adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). In addition, other countries (such as the United Kingdom and the Cayman Islands) have implemented regimes similar to that of FATCA. Non-U.S. and U.S. Holders are encouraged to consult their own tax advisors regarding the possible implications of FATCA on their investment in our common units.

Nominee Reporting

Persons who hold an interest in our partnership as a nominee for another person are required to furnish to us:

a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

b)	whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity;

c)	the amount and description of common units held, acquired or transferred for the beneficial owner; and d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

New Legislation or Administrative or Judicial Action

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or our common unitholders will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. Changes to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to meet the Qualifying Income Exception for us to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes affect or cause us to change our investments and commitments, affect the tax considerations of an investment in us, change the character or treatment of portions of our income (including, for instance, the treatment of carried interest as ordinary income rather than capital gain) and adversely affect an investment in our common units.

In addition, statutory changes, revisions to regulations and other modifications and interpretations with respect to the tax laws of the jurisdictions in which we operate could result in us or our holders having to pay additional taxes. For instance, over the past several years, a number of legislative and administrative proposals to change the taxation of carried interest have been introduced. Our organizational documents and agreements permit the board of directors to modify the amended and restated operating agreement from time to time, without the consent of the common unitholders, in order to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our common unitholders. In view of the potential significance of any such U.S. federal income tax law changes and the fact that there are likely to be ongoing developments in this area, each prospective common unitholder should consult its own tax advisor to determine the U.S. federal income tax consequences to it of acquiring and holding our common units in light of such potential U.S. federal income tax law changes.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO BLACKSTONE AND ITS UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE MEANING AND IMPACT OF TAX LAWS AND OF PROPOSED CHANGES WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH PROSPECTIVE HOLDER. PROSPECTIVE UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN THE COMMON UNITS.

PLAN OF DISTRIBUTION

This prospectus relates to the issuance from time to time of up to 4,788,992 common units representing limited partner interests to holders of up to an equal number of Blackstone Holdings partnership units. The common units registered under this prospectus will only be issued to the extent that holders of Blackstone Holdings partnership units exchange such partnership units. We will not receive any cash proceeds from the issuance of any of our common units upon an exchange of Blackstone Holdings partnership units, but we will acquire the Blackstone Holdings partnership units exchanged for our common units that we issue to an exchanging holder.

LEGAL MATTERS

The validity of the common units representing limited partner interests will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle composed of certain partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others own an interest representing less than 1% of the capital commitments of investment funds managed by Blackstone.

EXPERTS

The consolidated financial statements of The Blackstone Group L.P. and subsidiaries (“Blackstone”) incorporated in this Prospectus by reference from Blackstone’s Annual Report on Form 10-K, and the effectiveness of Blackstone’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the adoption of the Financial Accounting Standards Board’s amended consolidation guidance as of January 1, 2015). Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common units offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common units, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and are required to file reports and other information with the SEC. You may inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also are able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our common unitholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the common units by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 26, 2016 (File No. 001-33551);

•	Registration Statement on Form 8-A for registration of the common units pursuant to Section 12(b) of the Exchange Act, filed on June 19, 2007; and

•

All documents filed by The Blackstone Group L.P. under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering to which this prospectus relates.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request copies of those documents from The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154. You also may contact us at (212) 583-5000 or visit our website at http://www.blackstone.com for copies of those documents. Our website and the information contained on our website are not a part of this prospectus, and you should not rely on any such information in making your decision whether to exchange your Blackstone Holdings partnership units for our common units.